SNIPP INTERACTIVE INC.

Quarterly Report to Shareholders for the Three Months Ended March 31, 2015

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

Dated: June 1, 2015

Management’s Responsibility for Financial Reporting

The accompanying financial statements have been prepared by management and are in accordance with International Financial Reporting Standards (“IFRS”). Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements.

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these interim filings, and these interim consolidated financial statements together with the other financial information included in these interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented in these interim filings.

The board of directors (the “Board”) approves the consolidated financial statements and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets quarterly to review all financial reports, prior to filing. The Audit Committee consists of Ram Ramkumar, Conrad Swanson and Michael Dillon. Mr. Ramkumar, Mr. Swanson and Mr. Dillon are independent directors. Consequently, the entire Audit Committee is independent.

This report contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

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General economic conditions and market trends and their anticipated effects on our business;

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Our future sales initiatives;

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Our future revenue growth; and

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Our liquidity and capital resources available to us to fund our ongoing operations.

For additional information related to forward-looking statements and material risks associated with them, refer to the section of this report entitled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”.

Description of Business and Overall Performance

Snipp Interactive, Inc. (“Snipp”) (formerly Alya Ventures Ltd.) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010 and was classified as a Capital Pool Company as defined in the TSX Venture Exchange (“TSX-V”) Policy 2.4. The principal business of the Company was to negotiate an acquisition or participation in a business subject to acceptance by regulatory authorities and, in certain cases, shareholder approval (the “Qualifying Transaction”).

On March 1, 2012 (the “Closing”), the Company completed its Qualifying Transaction (the “Transaction”) with Consumer Impulse, Inc. (“Consumer Impulse”) and a concurrent financing whereby the Company acquired all of the issued and outstanding securities of Consumer Impulse in exchange for the issuance of securities of the Company. For accounting purposes, this share exchange is treated as a reverse takeover with Consumer Impulse being the accounting acquirer and the go-forward financial statements reflect Consumer Impulse’s history from its inception on March 30, 2007.

Consumer Impulse was incorporated under the laws of the State of Delaware on March 30, 2007 and its business has been to develop and sell mobile-based promotions related solutions predominantly in the US. The majority of its functionality is also available globally. The Company has worked on campaigns in Canada, Ireland, the United Kingdom, Mexico and the Middle East already. The business of Consumer Impulse has now become the business of the Company. During the year ended December 31, 2013, Consumer Impulse changed its name to Snipp Interactive Inc (“Snipp”).

Currently the Company offers clients six main solution suites:

•

Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

•

Purchase Promotions / Receipt Processing: The Company’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. It supports any qualification criteria, and works across all retailers and all devices.

•

Loyalty Programs: The Company’s white-label loyalty engine allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached.

•

Rebate Solutions: The Company’s “smarter rebates” solutions platform that allows end-customers to qualify for their rebates via mobile devices and receive their rebate checks electronically via a multitude of different options. Clients benefit via lower processing costs, increased transparency, better customer experiences and enhanced data capture.

•

Data Analytics: The Company provides clients with further analytics based on the data it collects from customers as part of the promotions and programs launched on its platform.

•

Augmented Reality and Apps: The Company produces cutting edge augmented reality campaigns and apps for leading brands around the world.

The Company’s clients are primarily advertising agencies, brands and related marketing and promotions agencies looking to create programs to engage their customers and drive sales. In addition to the solutions listed above, the Company delivers end-to-end services including comprehensive advice in conceptualizing promotion marketing programs, rapid and flexible deployment based on the Company’s technology platforms and tracking & analysis of customer data.

Going forward, the Company aims to scale its business in the client segments it has successfully delivered solutions to date by focusing on further productizing its solutions and continuing to evolve its suite of promotions solutions and offering them to customers directly. There are four main focus areas for the company going forward: purchase-based promotions, loyalty programs, rebates and data analytics (which can be leveraged by clients to further optimize their media and promotions spend It will also actively develop indirect sales channels through partnerships in select industry verticals and regions within and outside of North America. Finally, it plans to take an active part in shaping the dynamic promotions industry and to enhance its technology offering and market position, which may include various forms of strategic partnering and merger & acquisition activity.

Results for the Three Months Ended March 31, 2015 and 2014:

Snipp had revenues of $3,705,800 during the first quarter ended March 31, 2015 compared to $349,082 during the first quarter ended March 31, 2014, representing a 962% growth in revenue. During the three months ended March 31, 2015 the Company incurred operating costs of $4,938,697 compared to $535,387 incurred during the three months ended March 31, 2014.

Salaries and compensation represent amounts paid to the Company’s management and all consultants and employees. During the first quarter of fiscal 2015 the Company incurred $726,478 in salaries and compensation expense compared to $355,087 incurred during the first quarter of fiscal 2014. Changes in salaries and compensation expenses has been due to the Company investing in scaling up its team across all functional groups to better position it for current and future growth as it expands into newer areas like enterprise loyalty and rebates, as well as adding on new salespeople to support the Company’s substantial growth trajectory.

General and administrative costs were $144,543 in the first quarter of fiscal 2015 compared to $28,859 incurred during the first quarter of fiscal 2014.  To keep overheads low and to ensure the acquisition of the best possible talent no matter where they may be, the Company has no central offices and most of its employees work from either their homes or temporary offices rented in the cities they are based. By doing so the Company has lowered the costs for its customers to adopt and integrate its marketing solutions into their marketing activities and budget.

Software development costs were $38,535 during the three months ended March 31, 2015 compared to $26,824 incurred during the three months ended March 31, 2014. The changes in software development costs are due to period-to-period fluctuations in software development required to maintain the Company’s platform. Campaign infrastructure costs were $3,558,647 during the first quarter of fiscal 2015 compared to $33,234 incurred during the first quarter of fiscal 2014. These costs are associated with maintaining the Company’s short code for mobile messaging services, cellular network usage and third party campaign components required to support client services. The increases in these costs were due to increased communication costs and increased campaign costs required to support the increased sales revenue.

Professional fees and travel costs were $90,814 and $51,264, respectively, during the three months ended March 31, 2015 compared to $30,423 and $15,578, respectively, incurred during the three months ended March 31, 2014. Professional fees relate to legal and accounting services provided to the Company. The Company incurred greater professional fees in the first quarter of fiscal 2015 as the Company finalized the acquisition of Swiss Post Solutions Ireland Limited, a loyalty management subsidiary of Post CH Ltd. This acquisition closed in February 2015. Travel costs vary from period to period depending on travel required to support operations. Marketing and investor relations expenses of $39,872 were incurred during the three months ended March 31, 2015 compared to $20,803 incurred during the three months ended March 31, 2014. The Company recognized amortization expense of $24,078 and depreciation expense of $2,294 during the first quarter of fiscal 2015 corresponding to the amortization of intangible assets and depreciation of equipment. During the first quarter of fiscal 2014 the Company recognized amortization expense of $14,479 and depreciation expense of $1,259.

The Company granted stock options to directors, officers, employees and consultants during the first quarter of fiscal 2015 and the first quarter of fiscal 2014. Stock-based compensation expense of $261,172 was incurred during the three months ended March 31, 2015 compared to $8,841 incurred during the three months ended March 31, 2014 and represents the non-cash vested portion of these stock option grants.

Other non-operating items during the first quarter of fiscal 2015 include interest income of $15,540, loss on marketable securities of $26 and a gain of $1,419,197 from the change in the fair value of derivative liability. This compares to other non-operating items during the first quarter of fiscal 2014 that included interest income of $765, foreign exchange gain of $71,778 and a gain of $322,456 from the change in the fair value of derivative liability. Interest income is earned on our cash held in cashable guaranteed investment certificates. Foreign exchange gain corresponds to transactions within our consolidated group that are based in Canadian dollars and where the changes in the exchange rate of the Canadian dollar versus the US dollar results in gains or losses. The gain related to derivative liability is non-cash and is recognized due to the exercise price of the Company’s share purchase warrants fixed in Canadian dollars while the functional currency of the Company is the U.S. dollar. The warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise and accordingly a variable number of shares would be issued. Consequently, the Company’s share purchase warrants are classified and accounted for as a derivative liability at fair value through profit and loss. The fair value of the warrants was determined using the Black Scholes option-pricing model. This derivative liability is not related to any debt instrument of any kind and does not affect the operations of the business in any way.

The net income for the three months ended March 31, 2015 amounted to $201,816 or $0.00 per share compared to net income of $208,694 or $0.00 per share for the three months ended March 31, 2014. The net income for the quarter ended March 31, 2015 and the net income for the quarter ended March 31, 2014 is mainly attributed to the non-cash gain from the change in the fair value of derivative liability.

Selected Annual Financial Information

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Total revenues	3,562,045	870,420	511,854
Income (loss) before taxes, discontinued operations and extraordinary items:
(i) total for the year	(2,564,866)	75,597	(2,237,889)
(ii) per share	(0.04)	0.00	(0.05)
Net income (loss):
(i) total for the year	(2,564,866)	75,597	(2,237,889)
(ii) per share	(0.04)	0.00	(0.05)
Total assets	2,506,384	818,507	1,117,077
Total long-term financial liabilities (non-cash)	1,613,526	61,077	1,230,128
Cash dividends declared per-share	Nil	Nil	Nil

For the 2014 fiscal year, revenue increased substantially by 309% compared to fiscal 2013. The net loss of $2,564,866 is mainly attributed to the increased salaries and compensation, increased campaign infrastructure expenses and the non-cash loss from the change in the fair value of derivative liability. The Company incurred total operating costs of $4,850,879 in fiscal 2014. Salaries and compensation of $1,573,933 and Campaign infrastructure of $2,431,221 represented the two largest components of the total operating costs in fiscal 2014. The total long-term financial liabilities represent a non-cash derivative liability. For the year ended December 31, 2014, the net cash flows used in operating activities was $347,618.

For the 2013 fiscal year, revenue increased substantially by 70% compared to fiscal 2012. The net income of $75,597 is mainly attributed to the non-cash gain from the change in the fair value of derivative liability. The Company incurred total operating costs of $1,701,299 in fiscal 2013. Salaries and compensation of $1,098,609 represented the largest component of the total operating costs in fiscal 2013. The total long-term financial liabilities represent a non-cash derivative liability. For the year ended December 31, 2013, the net cash flows used in operating activities was $655,927.

For the 2012 fiscal year, revenue increased substantially by 35% compared to fiscal 2011. The loss of $2,237,889 is comprised of a large amount of non-cash costs such as the listing expense, change in fair value of derivative liability, strategic sales partnership compensation and stock-based compensation which represents about 42% or $936,015 of the total net loss in fiscal 2012. There were also increased operating costs associated with implementing the Company’s new business and development plan. The total long-term financial liabilities represent a non-cash derivative liability. For the year ended December 31, 2012, the net cash flows used in operating activities was $1,368,779.

Future Growth

The information in this section is forward-looking and should be read in conjunction with the section below entitled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”.

Based on sustaining annual growth since the public offering, management believes it has demonstrated that the business is in a strong position in 2015. Given the strong performance in 2014 and the first quarter of 2015, including a substantial increase in sales revenues and an increasingly strong balance sheet, management believes it will have more capital market acceptance going forward to make certain decisions with the business that will allow for accelerated growth and returns over the 2015 period.

In addition with the continued development of the Company’s promotion platform and its components, the launch of three new solutions lines (enterprise loyalty for brands, rebates and data analytics), repeat business from large global brands, an increasing number of Fortune 500 customers directly approaching the company for its solutions and certain opportunities arising for the company to make strategic acquisitions, management believes it is in a very strong position to further penetrate the promotions marketing industry not only in the United States of America but also globally. The promotions marketing industry is a large industry (estimated to be worth $80 billion annually in North America) and will continue to represent a key focus area for the Company.

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US companies spent $76.9 billion on incentives and promotions in 2012-2013. $22.7 billion is spent on incentive and loyalty gift cards alone (Incentive Marketing Association: http://www.incentivemarketing.org/)

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US businesses spend $80 billion on promotion marketing annually, with almost $30 billion spent on consumer incentives (Promo Magazine: http://www.incentivecentral.org/consumers/consumers.1844.html, Facts and Figures section)

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The US net revenues of the TOP 100 promotional agencies was over $6 billion in 2012 (Chief Marketer: - http://www.chiefmarketer.com/agencies/chief-marketers-promo-100-ranking-of-top-u-s-promotion-agencies-19062012)

In addition to the $80 billion promotions marketing industry, management believes its solutions are increasingly positioning it to capture share in the $800 billion global advertising market. The purchase level data that it is collecting through its loyalty, receipt and rebate solutions allows the Company to help brands better plan all their advertising spend (and not just on promotions).

Management believes that the Company is well poised for rapid growth for a variety of reasons:

1.

Continued product innovation to the existing platform

2.

The launch of new solutions lines including Enterprise Loyalty for Brands, Smarter Rebates and Data Analytics

3.

Multiplier effect of its current organic business model

4.

Effect of recruiting a sales force and attendance in further industry events

5.

Global deployments with and without regional partners

6.

Increasing requests for long term licensing and services contract revenue

7.

Higher acceptance and adoption of its solutions by marketing professionals

8.

Opportunities to merge and/or acquire complimentary companies in it space

1. Continued Product Innovation to the Existing Platform

The Company has developed components within its platform that span the marketing funnel. In particular, the company is seeing significant traction with SnippCheck, its mobile receipt processing solution. SnippCheck is a  unique product offering in that it was one of the pioneers in the space of receipt processing and purchase validation, is highly customizable and flexible and can easily be tailored to meet each client’s unique program needs. Significant promotions activity is tied to purchase, and SnippCheck enables brands to validate consumer purchases for various promotions. Prior to SnippCheck, brands looking to do programs tied to purchase were limited to either code-on-pack solutions, mail-in programs or integrating directly into retailer point-of-sale systems, all of which are cumbersome and expensive and each has its own shortcomings. SnippCheck also serves as an effective engine around which to continue to add promotions-related features and functionality requested by clients. The Company plans to continually build on these components that allow for a closed-loop, single-platform solution for marketers across the path to purchase. The Company has solutions for each component of this path and will continue to launch pieces to further enhance the platforms capabilities:

A. Activate: Solutions that enable brands to drive awareness and increase engagement with their customers in store, at home or online:

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SnippSites SiteBuilder

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Apps

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Mobile video

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Mobile microsites

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Print to mobile activations (QR, SMS, Augmented Reality)

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Mobile Alerts

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Polls & Surveys

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Text/scan for info

SnippWin

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Contests & sweepstakes

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Sampling programs

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Mobile Alerts

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Mobile coupons

B. Validate: Solutions that validate consumer actions, both purchase and non-purchase related

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SnippCheck

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Mobile receipt processing

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Purchase promotions

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Mobile coupons

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SnippIR

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Image recognition

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Loyalty

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Punchcard programs

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Popup Programs

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Enterprise loyalty programs for brands

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Enterprise loyalty programs for retailers and services companies

C. Incentivize: Rewards platform with a variety of different rewards options that clients can choose and use in their programs.

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SnippRewards

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Variety of different pre-configured rewards options

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Physical and digital rewards delivery options

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Fulfillment

Management believes significant opportunities exist in acquiring point solutions that further add or enhance platform capabilities. The Company is constantly evaluating companies that will be complementary to its existing platform and/or allow it to acquire new customer relationships. The promotion market space is highly fragmented and management believes under the right circumstances an opportunity exists to consolidate companies in different parts of the promotion marketing eco-system.

2. The Launch of New Solutions Lines

During 2014, Management defined and launched three new solutions lines based on the existing platform and suite of technologies within the Company. Management believes that each of these new solutions lines will create significant new revenue opportunities for the Company in the future.

A.

SnippLoyalty: In exploring spaces adjacent to its current set of offerings, Management identified enterprise loyalty as a key new area for expansion. Management believes there is significant scope to combine its SnippCheck receipt processing solution with an enterprise loyalty platform to create a unique loyalty platform targeted specifically towards consumer brands. Previously, consumer brands were limited in their ability to launch loyalty programs for much the same reasons that they found doing purchase programs difficult: validating purchase. By combining SnippCheck with an enterprise loyalty platform and extending the solution, brands would be able to have a comprehensive, holistic loyalty solution that would enable them to reward customers for both purchase and non-purchase interactions. Furthermore, the Company would be able to target this solution towards its existing set of customers who were already engaged with the Company for promotions programs, thereby generating evergreen programs with significantly higher ticket sizes. Towards that end, the Company spent time finalizing the acquisition of Swiss Post Solutions Ireland Limited, a loyalty management subsidiary of Post CH Ltd. This acquisition closed in February 2015. With the acquisition and the creation of the new SnippLoyalty solution, Management believes the Company is well-positioned to offer consumer brands in developed markets a unique product offering that meets a key need. Furthermore, SnippLoyalty can also be effectively targeted at retailers and services companies across the globe who are also looking for enterprise level loyalty programs for their customers.

B.

SnippRebates: Towards the end of 2014, the Company launched SnippRebates to target the growing $8bn rebate industry. SnippRebates is designed to reduce costs for manufacturers while providing consumers with a better experience. The Company already launched a consumer rebate program in 2014 as well as a trade-based rebate program and expects to do several more such programs in 2015. The rebate industry is growing every year but is still very traditional, relying on labor-intensive processes involving paper, form filling, manual data entry, telephone support, postage and issuing checks. SnippRebates automates either parts of the process or the entire operation. Over $8 billion is issued back to American households each year through rebate programs with over 50 percent of the population participating in consumer rebate programs. At the core of SnippRebates is Snipp’s leading purchase validation platform, SnippCheck. While manufacturers have total flexibility on how to configure their rebate program, SnippCheck enables consumers to submit rebate forms and proof of purchase via mobile, email or web uploads, track the status of their rebates, and receive funds electronically, all within 48 hours.

C.

SnippInsights Data Analytics: Through its marketing programs the Company continues to accumulate a vast amount of data about consumers, getting insights into their demographics, purchase habits, shopping basket data as well as sources of entry into promotions. The Company believes that this data is extremely valuable to brands and is productizing the data to create analytics solutions to enable brands to better understand customers, behaviors and trends. Furthermore, by tagging the entry mechanism by which a consumer enters a particular promotion, the Company has unique insight into which awareness building channels are most effective for a particular client for a particular program and can work with the client to better optimize their promotion spend across those channels.

3. Multiplier Effect of the Company’s Current Organic Business Model

The company sits at the intersection of three traditional elements in the marketing world that will help it accelerate its business.

a.

Promotion Windows: Large brands across industry categories build their marketing plans around promotion windows. There are over traditional 80 promotional windows in the year (e.g. New Years Day, Valentines Day, Back to School, Thanksgiving, Christmas). These do not include promotion tactics marketers have to take as a response to competitive action or declines in sales. In a given year a brand runs multiple promotions to take advantage of the various promotion windows that exist, giving the Company multiple opportunities to sell its promotions solutions.

b.

Multi-Brand Nature of Its Clients: The Company continues to receive an increasing amount of interest from Fortune 500 clients across industries as well as leading global marketing and advertising agencies many of whom belong to the “Big Four” agency holding groups. Snipp is currently executing a number of new and repeat campaigns with such clients who invariably work with Snipp across multiple brands as the relationship expands. Each of these clients has a large portfolio of brands with their own P&L. For confidentiality reasons specific client names, plans and campaigns cannot be revealed due to the competitive nature in which Snipp’s platform is deployed by its clients to achieve their business objectives. Snipp does however periodically update its website with recent campaigns after they have been launched and where the client has given the company permission to mention its name and/or if the campaign is covered by industry journals that track the space. You can read more about the types of clients and the work done by the company at http://www.snipp.com/clients. Snipp also works with leading global marketing and advertising agencies that serve multiple large brand clients. A majority of the agencies that Snipp currently works with belong to the “Big Four” agency holding companies. Breaking into these multi-brand companies and agencies leads to additional opportunities with multiple brands within the parent company or in the agency portfolio.

c.

Channel Specific Promotions: Brands and agencies plan promotions specifically for different retail channels across their promotion windows. There are numerous retail channels (e.g., Walmart, Target, CVS, Walgreens) and each channel typically has a brand-funded "channel budget". Many large brands run the same promotion across multiple channels at the same time or at different points to maintain the illusion of exclusivity. The Company’s promotion solutions are unique in their ability to target any specific combination of channels, thereby making them very attractive to brands looking to run channel-specific promotions.

The combination of Promotion Windows, Multi-brand Clients/Agencies, and Channel Specific Promotions create significant opportunities for the Company’s continued revenue growth.

4. Effect of Recruiting a Sales Force and Attendance in Further Industry Events

To date, a majority of the Company’s revenue continues to be as a result of clients calling the company based on the reputation of the work done and the relevance of the solutions it has launched over the past two years. The Company’s management is frequently quoted in industry journals and called upon to provide opinions on the effectiveness of various tactics. The Company has undertaken very little outbound marketing and has spent relatively sparely on industry conferences and forums. Management believes that the opportunity to generate business by continuing to building a direct sales force is significant, particularly now that it has a core set of campaigns under its belt. Additionally, as we continue to create new solutions lines that are more finely targeted at specific customer segments and verticals we have the ability to recruit experienced salespersons with deep expertise and customer contacts in those specific areas, thereby improving on the effectiveness of the sales process.

5. Global deployments (with and without regional partners)

Previously the company had attracted partners in Mexico and Brazil and had its own presence in the Middle East. Management believes that this trend will continue. While the path to monetization is longer with overseas partners, Management believes that a significant opportunity exists in these areas and other parts of the world. With the recent purchase of Swiss Post Solutions Ireland, the company has a beachhead in Europe and has already recruited sales staff in the United Kingdom and is working with partners in the region. Furthermore, our client agencies and brands themselves are oftentimes introducing us to their overseas colleagues with an eye towards launching campaigns in different regions.

6. Increasing requests for long term licensing and services contract revenue

In 2014, Management was able to sign long term agreements and MSAs with several key clients (agencies and brands) who were looking to license components of the Snipp platform or lock-in pricing for multiple sets of programs. Management continues to be engaged in new conversations with multiple agencies and large promotions companies and significant opportunities exist to consummate such licensing & service deals with these companies over the course of 2015 and beyond.

7. Higher acceptance and adoption of its solutions by marketing professionals

Given the large number of clients that have tested programs on the Snipp platform across industry segments, the tactics and mechanics that Snipp uses to activate, validate and incentivize customers is becoming more mainstream. Consequently the company believes that its early-adopter clients will increasingly give way to more traditional clients who would be willing to work with Snipp to help close the loop between advertising and tracking purchases.

8. Opportunities to merge and/or acquire complimentary companies in it space

The Company is uniquely poised to execute a roll-up strategy in the promotion marketing space due to the strength of its balance sheet. This segment of the advertising industry is inherently fragmented and poised for an aggregator to consolidate players. The Company has already successfully closed its acquisition of Swiss Post Solutions Ireland Limited, a loyalty management subsidiary of Post CH Ltd. in February 2015 and is actively looking to do additional such complementary transactions.

Selected Quarterly Financial Information

				1st Quarter Ended March 31, 2015
(a)Revenue				$3,705,800
(b)Net income(loss) for period				$201,816
(c)Net income (loss) per share				$0.00
	4th Quarter Ended December 31, 2014	3rd Quarter Ended September 30, 2014	2nd Quarter Ended June 30, 2014	1st Quarter Ended March 31, 2014
(a)Revenue	$2,003,411	$796,194	$413,358	$349,082
(b)Net income(loss) for period	($2,245,897)	($129,169)	($398,494)	$208,694
(c)Net income (loss) per share	($0.03)	($0.00)	($0.01)	$0.00
	4th Quarter Ended December 31, 2013	3rd Quarter Ended September 30, 2013	2nd Quarter Ended June 30, 2013	1st Quarter Ended March 31, 2013
(a)Revenue	$262,551	$226,342	$207,196	$174,331
(b)Net income(loss) for period	$184,332	($275,590)	$31,692	$135,163
(c)Net income (loss) per share	$0.00	($0.01)	$0.00	$0.00
	4th Quarter Ended December 31, 2012	3rd Quarter Ended September 30, 2012	2nd Quarter Ended June 30, 2012	1st Quarter Ended March 31, 2012
(a)Revenue	$169,839	$141,459	$106,321	$94,235
(b)Net Income (loss) for period	($492,286)	($878,287)	($169,357)	($697,959)
(c) Net income (loss) per share	($0.01)	($0.02)	($0.00)	($0.03)

The gain in the first quarter of fiscal 2015 is mainly attributed to the non-cash gain from the change in the fair value of derivative liability. The loss in the fourth quarter of fiscal 2014 is mainly attributed to increased salaries and compensation, increased campaign infrastructure expenses and the non-cash loss from the change in the fair value of derivative liability and additional operating expenses incurred while supporting the Company’s 663% growth in sales revenue compared to the fourth quarter of fiscal 2013. The loss in the third quarter of fiscal 2014 is mainly attributed to the non-cash loss from the change in the fair value of derivative liability. The loss in the second quarter of fiscal 2014 is mainly attributed to the non-cash loss from the change in the fair value of derivative liability, foreign exchange loss and additional operating expenses incurred while supporting the Company’s 100% growth in sales revenue compared to the second quarter of fiscal 2013. The gain in the first quarter of fiscal 2014 and the gain in the fourth quarter of fiscal 2013 is mainly attributed to the non-cash gain from the change in the fair value of derivative liability. The loss in the third quarter of fiscal 2013 is mainly attributed to the non-cash loss from the change in the fair value of derivative liability and foreign exchange loss which represent about 43% or $119,397 of the total net loss in the third quarter of fiscal 2013. The gains in the first and second quarters of fiscal 2013 are mainly attributed to the non-cash gains from the change in the fair value of derivative liability. The loss in the fourth quarter of fiscal 2012 was primarily due to salaries and compensation expense of $291,144 and strategic sales partnership compensation of $71,985. The loss in the third quarter of fiscal 2012 was primarily due to salaries and compensation expense of $331,138 and change in fair value of derivative liability in the amount of $278,757. The loss in the second quarter of fiscal 2012 was primarily due to salaries and compensation expense of $256,407. The loss in the first quarter of fiscal 2012 was primarily due to the non-cash listing expense of $514,284.

Capital Stock

(a)

Authorized

Unlimited number of common shares, without par value

Unlimited preferred shares, without par value, issuable in series:

        Unlimited Series 1 voting preferred shares, without par value, redeemable at C$0.0001 per share

(b)

Issued and Outstanding

	No. of shares	Amount
Balance, March 31, 2015	100,175,256	$12,694,615
Balance, June 1, 2015	100,711,256	$12,776,495

(c)

Stock Options

Stock option activity is presented below:

	Number of Options	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2013	3,479,500	0.13

Exercised	(100,000)	0.10
Granted (1)	3,825,000	0.42

Outstanding, December 31, 2014	7,204,500	0.29

Exercised	(77,500)	0.11
Cancelled	(200,000)	0.23
Granted (2)	2,305,000	0.67

Outstanding, March 31, 2015	9,232,000	0.39

Exercised	(211,000)	0.09

Outstanding, June 1, 2015	9,021,000	0.39

(1)

3,475,000 options granted during the year ended December 31, 2014, have been conditionally granted contingent on the Company receiving disinterested shareholder approval of a new fixed stock option plan at the Company’s next annual general meeting of shareholders.

(2)

2,305,000 options granted subsequent to December 31, 2014, have been conditionally granted contingent on the Company receiving disinterested shareholder approval of a new fixed stock option plan at the Company’s next annual general meeting of shareholders.

The following table summarizes stock options outstanding at March 31, 2015 and June 1, 2015:

Number of Options Outstanding March 31, 2015	Number of Options Outstanding June 1, 2015	Number of Options Exercisable March 31, 2015	Number of Options Exercisable June 1, 2015	Exercise Price	Expiry Date
422,000	211,000	422,000	211,000	$0.10	August 25, 2015
780,000	780,000	260,000	260,000	$0.19	August 27, 2017
100,000	100,000	100,000	100,000	$0.10	February 15, 2018
650,000	650,000	650,000	650,000	$0.10	February 25, 2018
100,000	100,000	100,000	100,000	$0.10	July 15, 2018
1,250,000	1,250,000	1,250,000	1,250,000	$0.12	December 18, 2018
200,000	200,000	200,000	200,000	$0.105	April 10, 2019
100,000	100,000	100,000	100,000	$0.10	April 20, 2019
50,000	50,000	50,000	50,000	$0.185	August 11, 2019
100,000	100,000	100,000	100,000	$0.185	August 11, 2019
25,000	25,000	25,000	25,000	$0.185	August 11, 2019
100,000	100,000	25,000	25,000	$0.25	September 10, 2019
500,000	500,000	-	-	$0.34	November 6, 2019
200,000	200,000	200,000	200,000	$0.34	November 6, 2019
200,000	200,000	-	-	$0.33	November 26, 2019
2,150,000	2,150,000	-	-	$0.55	December 29, 2019
250,000	250,000	-	-	$0.65	January 27, 2020
1,300,000	1,300,000	-	-	$0.68	February 9, 2020
755,000	755,000	-	-	$0.65	March 26, 2020
9,232,000	9,021,000	3,687,000	3,476,000

 (d)

Broker Warrants

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2013	1,333,333	0.25

Expired	(1,333,333)	0.25

Outstanding, December 31, 2014, March 31, 2015 and June 1, 2015	-	-

(e)

Warrants

	Equity Classification		Liability Classification
	Number	Weighted Average	Number	Weighted Average
	of Shares	Exercise Price	of Shares	Exercise Price

Outstanding, December 31, 2011	-	-	-	-

Issued – Transaction warrants warrants			6,188,688	$0.13
Issued – Brokers warrants warrants	1,333,333	C$0.25
Issued – Financing warrants	-	-	13,333,333	C$0.25

Outstanding, December 31, 2012	1,333,333	C$0.25	19,522,021	C$0.25

Reallocated - Transaction warrants	6,188,688	$0.13	-6,188,688	$0.13
Issued – Financing warrants	-	-	1,200,000	C$0.25

Outstanding, December 31, 2013	7,522,021	$0.15	14,533,333	C$0.25

Issued – Financing warrants	-	-	3,175,000	C$0.15
Expired - Brokers warrants	-1,333,333	C$0.25
Expired – Financing warrants	-	-	-13,333,333	C$0.25
Issued – Financing warrants	10,400,000	$0.20	-	-
Exercised – Financing warrants	-120,000	$0.20	-	-
Exercised – Financing warrants	-	-	-505,000	C$0.15

Outstanding, December 31, 2014	16,468,688	$0.19	3,870,000	C$0.17

Issued – Finder’s unit warrants	766,800	$0.20	-	-
Issued – Financing warrants	11,161,363	$0.63	-	-
Issued – Financing advisory warrants	330,795	$0.63	-	-
Exercised – Finder’s unit warrants	-439,000	$0.20	-	-
Exercised – Financing warrants	-2,555,000	$0.20	-	-
Exercised – Financing warrants	-	-	-3,425,000	C$0.15

Outstanding, March 31, 2015	25,733,646	$0.19	445,000	C$0.17

Exercised – Financing warrants	-325,000	$0.20	-	-

Outstanding, June 1, 2015	25,408,646	$0.19	445,000	C$0.17

The following table summarizes the Warrants outstanding at March 31, 2015 and June 1, 2015:

Number of Common Shares Issuable March 31, 2015	Number of Common Shares Issuable June 1, 2015
		Weighted Average Exercise Price	Expiry Date
6,188,688	6,188,688	$0.13	March 1, 2017
445,000	445,000	C$0.15	January 24, 2016
7,725,000	7,400,000	$0.20	July 24, 2017
327,800	327,800	$0.20	July 24, 2017
11,161,363	11,161,363	$0.63	February 4, 2017
330,795	330,795	$0.63	February 4, 2017
26,178,646	25,853,646	$0.37

(f)

Finder’s Unit Options

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2012 and December 31, 2013	-	-

Issued	792,000	0.15

Outstanding, December 31, 2014	-	-

Exercised	(766,800)	0.15

Outstanding, March 31, 2015 and June 1, 2015	25,200	0.15

Each Finder’s Unit Option entitles the holder to purchase one unit (“Finder’s Unit”) at an exercise price of C$0.15 until July 14, 2017. Each Finder’s Unit will consist of one common share and one share purchase warrant (“Finder’s Unit Warrant”), with each Finder’s Unit Warrant entitling the holder to purchase one common share at an exercise price of $0.20 until July 14, 2017.

(g)

Broker Unit Options

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2012, December 31, 2013 and December 31, 2014	-	-

Issued	1,785,818	0.55

Outstanding, March 31, 2015 and June 1, 2015	1,785,818	0.55

Each Broker’s Unit Option entitles the holder to purchase one unit (“Broker’s Unit”) at an exercise price of C$0.55 until February 4, 2017. Each Broker’s Unit will consist of one common share and one half of one share purchase warrant (“Broker Unit Warrant”), with each whole share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.63 until February 4, 2017.

Financial Position

The net income for the quarter ended March 31, 2015 of $201,816 after adjustments for non-cash items and changes in other working capital balances, resulted in cash used in operations of $790,197. During the quarter ended March 31, 2015, the Company used cash in additions to intangible assets and also completed the acquisition of Swiss Post Ireland. This resulted in net cash used in investing activities of $978,503. During the quarter ended March 31, 2015, the Company completed a bought deal private placement financing for gross proceeds of $9,891,982 (C$12,277,500), received proceeds from warrants exercised of $1,105,400 and proceeds from stock options exercised of $7,050 resulting in net cash provided by financing activities of $10,063,274. As a result, the Company’s financial position strengthened from the opening level of $1,529,457 at the beginning of the period to the period-end level of $9,584,340.

The net income for the quarter ended March 31, 2014 of $208,694 after adjustments for non-cash items and changes in other working capital balances, resulted in cash used in operations of $297,835. During the quarter ended March 31, 2014, the Company used cash in additions to intangible assets. This resulted in net cash used in investing activities of $32,715. During the quarter ended March 31, 2014, the Company completed a second tranche of a non-brokered private placement financing resulting in net cash provided by financing activities of $515,972. As a result, the Company’s financial position strengthened from the opening level of $213,046 at the beginning of the period to the period-end level of $321,549.

Liquidity and Capital Resources

At March 31, 2015, the Company had cash and cash equivalents of $9,584,340 and working capital of $8,800,626 compared to cash of $1,529,457 and working capital of $884,409 at December 31, 2014. Management believes that its current technology capacity will allow the Company to maintain and increase projected revenue for the next twelve months.  The Company completed a bought deal private placement financing on February 4, 2015 for gross proceeds of $9,891,982 (C$12,277,500) which management believes will allow the Company to continue its operations for the foreseeable future.

Off Balance Sheet Arrangements

None.

Related Party Transactions

Related party transactions not disclosed elsewhere included in expenses for the three months ended March 31, 2015, and 2014 are salaries and compensation of $282,928 and $244,405, respectively, charged by officers, directors and key management personnel of the Company. At March 31, 2015, $28,302 (2014 – $114,472) was due to a director and employee, $21,431 (2014 – $114,696) was due to an officer and director, $14,516 (2014 – $11,662) was due to an officer, $14,878 (2014 – $14,016) was due to an officer, $20,275 (2014 – $nil) was due to an officer, $8,025 (2014 – $nil) was due to an officer, $10,000 (2014 - $nil) was due to a director, $10,000 (2014 - $nil) was due to a director, $10,000 (2014 - $nil) was due to a director and $6,059 (2014 – $nil) was due to an officer. The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

Recent accounting pronouncements

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard introduces new requirements for classifying and measuring financial assets and liabilities. The effective date of IFRS 9 is January 1, 2018. The Company intends to adopt the standard on its effective date and has not yet evaluated the impact on the consolidated financial statements.

In  May  2014,  the  IASB  issued  IFRS  15,  Revenue  from  Contracts  with  Customers  ("IFRS  15").  IFRS 15 is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers.  IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e.  service  revenue  and  contract  modifications)  and  improve  guidance  for  multiple-element  arrangements.  Management is in the process of determining the extent of the impact of adoption of IFRS 15 and the possibility of early adoption.

Financial Instruments

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable, HST receivable, due to related parties and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement and the derivative liability is valued using a level 3 fair value measurement.

	March 31, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Fair value through profit and loss – assets	$ 9,584,340	$ 9,584,340	$ 1,529,483	$ 1,529,483
Fair value through profit and loss – liabilities	(194,329)	(194,329)	(1,613,526)	(1,613,526)
Loans and receivables	622,359	622,359	540,819	540,819
Other financial liabilities	(1,572,789)	(1,572,789)	(1,261,554)	(1,261,554)
	$ 8,439,581	$ 8,439,581	$ (804,788)	$ (804,788)

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, note receivable and HST receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers, HST due from the Government of Canada, a note receivable and accrued interest due from an unrelated company.  Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At March 31, 2015, the Company had $263,464 (December 31, 2014 - $450,819) in amounts due from customers greater than 90 days and during fiscal 2014 recognized bad debt expense of $42,582 (2013 - $15,000).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations.  Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately $23,000.

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, HST receivable and accounts payable and accrued liabilities that are denominated in a foreign currency. As at December 31, 2014, the Company held material amounts of cash and cash equivalents in Canadian currency and considers foreign currency risk high. A plus or minus 1% change in foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $92,000.

The following table summarizes the Company’s exposure to the Canadian currency:

	March 31, 2015	December 31, 2014

Cash and cash equivalents	C$ 11,817,785	C$ 983,952
Accounts receivable	19,132	5,099
HST receivable	37,163	19,752
Accounts payable and accrued liabilities	(236,093)	(46,561)

Total	C$ 11,637,987	C$ 962,242

RISKS RELATED TO OUR BUSINESS

Limited Operating History

The Company (“Snipp”) has a limited operating history and has limited revenues derived from operations.  Snipp began its business operations in 2007 and did not generate its first commercial revenues until 2008.  Significant expenditures were focused on research and development to create the existing product line.  Snipp's most recent commercial products were only introduced in 2008 and the near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities.  Snipp's revenue history is as follows:  $nil in 2007; $10,000 in 2008; $153,983 in 2009; $277,771 in 2010; $379,222 in 2011; $511,854 in 2012; $870,420 in 2013 and $3,562,045 in 2014.  As a result of these and other factors, Snipp may not be able to achieve, sustain or increase profitability on an ongoing basis.

Problems Resulting from Rapid Growth

Snipp is pursuing its plan to market its platform throughout Canada, the United States and globally, and will require capital in order to meet these growth plans. There can be no assurances that proceeds from past Financings will enable the Company to meet these growth needs. The plan will place significant demands upon the Company, management, and resources. Besides attracting and maintaining qualified personnel, employees or contractors, the Company expects to require working capital and other financial resources to meet the needs of its planned growth. No assurance exists that the plans will be successful or that these items will be satisfactorily handled, and this may have material adverse consequence on the business of the Company.

Liquidity and Capital Requirements

Snipp faces significant challenges in order to achieve profitability. There can be no assurance that it will be able to maintain adequate liquidity or achieve long-term viability. Snipp’s ability to meet its obligations in the ordinary course of business is dependent upon management and the Board’s ability to establish profitable operations or raise capital, as needed, through public or private debt or equity financing, or other sources of financing to fund operations.

The disruption of the capital markets and the continued decline in economic conditions, amongst other factors, could negatively impact its ability to achieve profitability or raise additional capital when needed.  In order to optimize the growth of the business, Snipp may need to seek to raise additional debt or equity financing.  There can be no assurance that we will be able to identify a source of such financing, or that such financing will be available on terms acceptable to it, if at all.  Moreover, should the opportunity to raise additional capital arise, any additional debt or equity financing could result in significant dilution of the existing holders of Snipp common shares.

Acquisitions or other Business Transactions

Snipp may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to its business. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering new markets or conducting operations in industry segments in which Snipp has no or limited experience and the potential loss of key employees of the acquired company.  Moreover, there can be no assurances that any anticipated benefits of an acquisition will be realized.  Future acquisitions by Snipp could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially adversely affect our financial condition, results of operations and cash flows.

Impact of Advertising and Competition

The promotions marketing industry is very dynamic with new technology and services being introduced by a range of players from larger established companies to start-ups on a frequent basis. Newer technology may render the Company’s technology obsolete which would have a material, adverse effect on its business and results of operations. Snipp will be competing with others offering similar products. If Snipp’s systems and technology fail to achieve or maintain market acceptance, or if new technologies are introduced by competitors that are more favorably received than the Company’s technology, or are more cost-effective or provide legal exclusivity through patents or are otherwise able to render the Company’s technology obsolete, Snipp will experience a decline in demand which will result in lower sales performance and associated reductions in operating profits all of which would negatively affect stock prices for the Company.

Snipp may also be required to collaborate with third parties to develop its products and may not be able to do so on a timely and cost-effective basis, if at all.

Information Technology, Network and Data Security Risks

The business of the Company faces security risks. Any failure to adequately address these risks could have an adverse effect on the business and reputation of the Company. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients.

Reliance on Third Parties

Snipp relies on certain technology services provided to it by third parties, and there can be no assurance that these third party service providers will be available to the Company in the future on acceptable commercial terms or at all. If the Company were to lose one or more of these service providers, it may not be able to replace them in a cost effective manner, or at all. This could harm the business and results of operations of the Company.

Investment in Technological Innovation

If Snipp fails to invest sufficiently in research and product development, its products could become less attractive to potential clients, which could have a material adverse effect on the results of operations and financial condition of the Company.

New Laws or Regulations

A number of laws and regulations may be adopted with respect to mobile phone services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Adoption of any such laws or regulations might impact the ability of Snipp to deliver increasing levels of technological innovation and will likely add to the cost of making its products, which would adversely affect its results of operations.

Retention or Maintenance of Key Personnel

There is no assurance that Snipp can continuously retain or maintain key personnel in a timely manner if the need arises, even though qualified replacements are believed by management to exist. Failure to have adequate personnel may materially harm the ability of the Company to operate.

Conflicts of Interest

Snipp may contract with affiliated parties or other companies or members of management of the Company or companies that members of management own, or control. These persons may obtain compensation and other benefits in transactions relating to Snipp. Certain members of management of the Company will have other minor business activities other than the business of Snipp, but each member of management intends to devote substantially all of their working hours to the Company.  Although management intends to act fairly, there can be no assurance that the Company will not possibly enter into arrangements under terms one could argue are less favorable than what could have been obtained had the Company or any other company had been dealing with unrelated persons.

Proprietary Rights Could Be Subject to Suits or Claims

No assurance exists that Snipp or any Company with which it transacts business, can or will be successful in pursuing protection of proprietary rights such as business names, logos, marks, ideas, inventions, and technology which may be acquired over time.  In many cases, governmental registrations may not be available or advisable, considering legalities and expense, and even if registrations are obtained, adverse claims or litigation could occur.

Lack of Control in Transactions

Management of Snipp intends to retain other companies to perform various services, but may not be in a position to control or direct the activities of the parties with whom it transacts business. Success of the Company may be subject to, among other things, the success of such other parties, with each being subject to their own risks.

No Guarantee of Success

Snipp as well as those companies with which it intends to transact business, have significant business purchases, advertising, and operational plans pending and is/are, therefore, subject to various risks and uncertainties as to the outcome of these plans. No guarantee exists that Snipp, or any company with which it transacts business, will be successful.

Possibility of Significant Fluctuations in Operating Results

Snipp’s revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to: access to funds for working capital and market acceptance of its services.

Revenues and operating results may also fluctuate based upon the number and extent of potential financing activities in the future.  Thus, there can be no assurance that the Company will be able to reach profitability on a quarterly or annual basis.

Snipp has not arranged for any independent market studies to validate the business plan and no outside party has made available results of market research with respect to the extent to which clients are likely to utilize its service or the probable market demand for its services. Plans of the Company for implementing its business strategy and achieving profitability are based upon the experience, judgment and assumptions of our key management personnel, and upon available information concerning the communications and technology industries. Management does not have experience in the anti-virus industry.  If management's assumptions prove to be incorrect, the Company will not be successful in establishing its technology business.

Financial, Political or Economic Conditions

Snipp may be subject to additional risks associated with doing business in foreign countries.

Snipp currently operates within the United States, Canada, Mexico and the Middle East, but the Company expects to do business in South America and potentially Asia and Europe.  As a result, it may face significant additional risks associated with doing business in those countries.  In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability.  In doing business in foreign countries Snipp may also be subject to such risks, including, but  not limited to,  currency  fluctuations,  regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure, risks related to shipment of raw materials and  finished  goods  across  national  borders and cultural and language  differences.  Snipp also may face competition from local companies which have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition.  Foreign  economies may differ favorably or unfavorably from the United States economy or Canadian economy in growth of gross national  product, rate of inflation, market development,  rate of savings, and capital investment, resource  self-sufficiency  and  balance  of  payments  positions,  and in other respects.

When doing business in foreign countries, the Company may be subject to uncertainties with respect to those countries' legal system and application of laws, which may impact its ability to enforce agreements and may expose it to lawsuits.

Legal systems in many foreign countries are new, unclear, and continually evolving.  There can be no certainty as to the application of laws and regulations in particular instances.  Many foreign countries do not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement.  New laws and changes to existing laws may occur quickly and sometimes unpredictably.  These factors may limit our ability to enforce agreements with our current and future clients and vendors.  Furthermore, it may expose us to lawsuits by our clients and vendors in which we may not be adequately able to protect ourselves.

When doing business in foreign countries, Snipp may be unable to fully comply with local and regional laws which may expose it to financial risk. When doing business in foreign countries, Snipp may be required to comply with informal laws and trade practices imposed by local and regional government administrators.  Local taxes and other charges may be levied depending on the local needs to tax revenues, and may not be predictable or evenly applied.  These local and regional taxes/charges and governmentally imposed business practices may affect the cost of doing business and may require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies.  In addition, it is often extremely burdensome for businesses operating in foreign countries to comply with some of the local and regional laws and regulations.  Any failure on the part of the Company to maintain compliance with the local laws may result in fines and fees which may substantially impact its cash flow, cause a substantial decrease in revenues, and may affect its ability to continue operation.

RISKS RELATED TO THE COMPANY’S INTELLECTUAL PROPERTY

Protection of Snipp's Intellectual Property

Snipp's products utilize a variety of proprietary rights that are important to its competitive position and success.  Snipp has been protecting its Intellectual Property through trade secrets and copyrights, but to-date not through patenting. Because the Intellectual Property associated with Snipp's technology is evolving and rapidly changing, current intellectual property rights may not adequately protect the Company. The Company may not be successful in securing or maintaining proprietary or future patent protection for the technology used in its systems or services, and protection that is secured may be challenged and possibly lost.  Snipp generally enters into confidentiality or license agreements, or has confidentiality provisions in agreements with Snipp's employees, consultants, strategic partners and clients and controls access to and distribution of its technology, documentation and other proprietary information.  Snipp’s inability to protect its Intellectual Property adequately for these and other reasons could result in weakened demand for its systems or services, which would result in a decline in its revenues and profitability.

Third Party Intellectual Property Rights

The Company could become subject to litigation regarding intellectual property rights that could significantly harm its business.  Snipp’s commercial success will also depend in part on its ability to make and sell its systems and services without infringing on the patents or proprietary rights of third parties.  Competitors, many of whom have substantially greater resources than the Company and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with Snipp's ability to make or sell Snipp's systems or provide Snipp's services.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this report, including, but not limited to statements in the “Description of Business and Overall Performance”, ”Future Growth”, “Liquidity and Capital Resources” and “Previous Financing” sections which may contain the words "may," "will," "likely," "project," "aim," "intend," "plan," "schedule," "forecast," "estimate," "expect," "believe," "anticipate," "should," "would," "could," and similar expressions and statements related to matters that are not historical facts, constitute forward-looking information within the meaning of securities laws. Such forward-looking information, particularly with respect to the Company’s future plans, costs, objectives, or economic performance, reflects what we believe in good faith to be reasonable assumptions, expectations, and intentions, based on information that is currently available. Although we believe these underlying assumptions, expectations, and intentions to be reasonable, forward-looking information is not a guarantee of future performance, and involves risks and uncertainties, many of which are beyond our control and which may cause actual results, events, or actions to differ materially from those expressed or implied in such forward-looking information. These risks and uncertainties include, but are not limited to, changes in demand for and prices for the products of the Company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors. The factors and assumptions that were applied in reaching the forward-looking information include, but are not limited to, the following assumptions:

-

Continued demand for mobile marketing solutions;

-

The successful execution of existing and planned projects;

-

General economic and market factors to remain at current levels or become more favourable over time;

-

The ability to retain key personnel and to have the necessary financial resources to continue operations

Although we have attempted to identify and describe above under the headings “RISKS RELATED TO OUR BUSINESS,” and “RISKS RELATED TO THE COMPANY’S INTELLECTUAL PROPERTY” important risks and factors which may cause actual results to differ materially from those described in any forward-looking information including those factors discussed in filings made by us with the Canadian securities regulatory authorities, there may be other risks and factors that cause results, events, or actions to differ materially from those anticipated, estimated, or intended. Accordingly, readers should not place undue reliance on forward-looking information contained in this report. Any forward-looking information contained herein is expressed as of the date of this report and, except as required by law, the Company does not undertake any obligation to update or revise such forward-looking information to reflect subsequent information, events, or circumstances.

Additional Information:

Additional information relating to the Company may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com

.